

September 27, 2013

Via U.S. Mail
Mr. Hetong Guo, Chairman
Lentuo International, Inc.
Building D, 2nd Floor,
56 East 4th Ring South Road
Chaoyang District, Beijing 100023
People's Republic of China

      Re: **Lentuo International, Inc.**
              Form 20-F for Fiscal Year Ended December 31, 2012
              Filed April 30, 2013
              File No. 001-34987

Dear Mr. Guo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 43

1. We note your risk factor disclosure on page 5 that the Beijing municipal government issued a number of new regulations on December 23, 2010 aimed at curbing traffic congestion that became effective immediately, including the adoption of a quota system for new license plates which you state continues to suppress your sales and hamper your growth in your most important automobile market. Please tell us when you first became aware of this new quota system. In doing so, tell us if the municipal government publicly discussed this quota system prior to its adoption. Please tell us whether these types of changes which may be expected to impact business operations are generally published and/or discussed prior to new government regulations being issued. If not, please consider whether you should include a risk factor to address this uncertainty.

Discussion of Segment Operations, page 55

2. We note your disclosure that net income from your Audi, FAW-Volkswagen and FAW-Mazda dealerships accounted for a substantial majority of your net income in 2010, 2011 and 2012. While these three segments represent a significant percentage of your net income for 2010, your Shanghai–Volkswagen segment was a larger contributor to your net income and revenues during 2011 than your FAW–Mazda dealership. For 2012, we note that your Toyota and Shanghai-Volkswagen segment revenues nearly equaled FAW-Mazda revenues and that your Toyota and GAC-Honda segments had a greater impact to your net loss on an absolute value basis than your FAW-Mazda segment. Please revise your disclosures in future filings for the following items:

- In order to provide an investor with an analysis of the segments that are material to your overall results of operations during the periods presented, please expand your segment operations discussion to include all segments that had a material impact on your revenues and/or net income.

- Since you reported a net loss for 2012, please do not characterize your 2012 results of operations as net income.

- Please show us what your revised disclosures will look like.

Consolidated Financial Statements, page F-1

Consolidated Statements of Comprehensive Income (Loss), page F-5

3. We note that cost of goods sold for leased automobiles during the year ended December 31, 2012 exceeded revenues from sales of leased automobiles resulting in a negative gross margin of (40.5%). You disclose in Note 2(i) that you depreciate the cost of leased automobiles held for sale. You further disclose in Note 2 (q)(iii) that you initially collect the full sales price of such automobiles and record the amount collected as deferred revenue until you are able to transfer the title to the purchaser at which time you recognize the related revenue. In Note 2(i) you disclose that a customer who returns the leased automobile only receives a refund equal to the then fair value of the automobile. It appears from your disclosure in Note 2(q)(iv) that you record revenues arising from the leasing transaction in revenues from Other services and the related costs in costs of goods sold from Other services. Please explain to us in detail how you account for these leasing transactions and the basis in GAAP for your accounting. In this regard please explain:

- Why you have a negative gross margin in 2012 from sales of leased automobiles;

- Whether a portion of the sales price collected in advance for leased automobiles held for sale is considered to be a payment by the customer for leasing the automobile, and why or why not;

Mr. Hetong Guo
Lentuo International, Inc.
September 27, 2013
Page 3

- Whether the nominal monthly fee collected from the customer represents a market rate payment for the monthly lease payment; and

- When the amount of the deposit retained as payment for the depreciation in the fair value of leased automobiles held for sale returned to you by customers is recorded as revenue.

4. Please explain to us why 70% of your net loss for fiscal 2012 is attributable to noncontrolling interests. Please tell us and disclose in future filings your policy regarding how net income is attributed to noncontrolling interests.

Consolidated Statements of Cash Flows, page F-7

5. Please tell us the nature of the items included in the third party deposit line items classified as investing activities on your statements of cash flows. Also clarify why it appears you classify financing received from and repaid to related parties within investing activities.

Note 1. Organization and Basis of Presentation, page F-10

VIE Arrangements, page F-12

6. You disclose that your exclusive technology consulting and service agreement requires the Automobile Operating Entities to pay Lentuo Beijing a service fee "in an amount as determined at the sole discretion of Lentuo Beijing" and that Lentuo Beijing has the unilateral right to change the service fee amount. We also note your disclosures on page 29 that the service fee is based on an amount equal to 100% of quarterly profit. In future filings, please provide in your footnotes a description of how the fee is determined, including how "quarterly profit" is defined. Also tell us and disclose if Lentuo Beijing's unilateral right to change the service fee contains any quantitative limitations.

Note 2. Summary of Significant accounting Policies, page F-15

(n) Goodwill, page F-20

7. We note your disclosure that the fair values of your reporting units were less than their carrying values, thus you were not required to complete the second step of the goodwill impairment testing. It appears that if the fair value of the reporting units determined in accordance with step one of the impairment test were less than their carrying values, then it would be necessary to complete the second step to measure the potential impairment. Please refer to ASC 350-20-35 and revise your disclosures in future filings as appropriate.

8. We note that your initial 2012 goodwill impairment qualitative assessment indicated that it was more-likely-than-not that the fair values of your reporting units were less than their carrying values. For each of your reporting units, please describe in reasonable detail the qualitative factors that initially led you to believe that carrying value exceeded fair value and explain how these qualitative factors impacted the quantitative calculation. Also tell us the percentages by which fair value exceeded carrying value for each of your reporting units as of your most recent testing date and consider the following guidance when preparing your next Form 20-F. Please clearly indicate within your Critical Accounting Policies how you determine your reporting units for purposes of goodwill impairment testing. Additionally, please disclose whether any of your reporting units are at risk of failing step one of the impairment test. Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- The amount of goodwill allocated to the reporting unit;

- A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

(q) Revenue recognition, page F-21

9. We note your disclosure on page F-23 that automobile manufacturers provide certain incentives to your customers "through the Group" and that you characterize the incentives offered to customers by manufacturers as revenue. Please tell us if these exact manufacturer incentives are also available to your customers at competitor dealerships or if these incentives are separately negotiated and can only be redeemed at your dealerships.

Note 6. Inventories, page F-28

10. Considering you disclose on page F-18 that you recognize manufacturer rebates that are based solely on conditions that are fixed or can be reasonably estimated, such as volume purchase rebates, on an accrual basis based on purchase estimates, please tell us why your inventory balance at December 31, 2011 or 2012 has not been reduced by any manufacturer rebates.

Note 9. Property and Equipment, page F-29

11. We note your disclosure that you have not obtained the ownership certificates related to certain buildings with a carrying value of RMB216,491 and RMB222,760 as of December 31, 2011 and 2012, respectively. We also note your disclosures on page F-45 regarding the risks and potential consequences for operating commercial businesses on collectively-owned rural land. Please tell us if you have tested these buildings for impairment during the periods presented and clarify how you determined the current carrying amounts of these buildings are fully recoverable.

Certifications

12. Please amend your filing to revise the certifications of your principal executive and principal financial officers to use the exact wording provided in Form 20-F, Instructions as to Exhibits, Item 12. Specifically, please revise the introduction to paragraph 4 to state that "The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15a-15(f)) for the company."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief